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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. __)


                 SPECIALIZED HEALTH PRODUCTS INTERNATIONAL, INC.

                                (Name of Issuer)


  COMMON STOCK, PAR VALUE $.02 PER SHARE                         84746100
------------------------------------------                     --------------
       (Title of class of securities)                          (CUSIP number)


                              STEPHEN J. LONG, ESQ.
                                C. R. BARD, INC.
                               730 CENTRAL AVENUE
                          MURRAY HILL, NEW JERSEY 07974
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       (Name, address and telephone number of person authorized to receive notices and communications)

                                 MARCH 10, 2008
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].



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CUSIP No. 84746100                      13D                     Page 2
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    1     NAME OF REPORTING PERSON:         C. R. BARD, INC.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  221454160
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (a) [__]
                                                                        (b) [__]
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    3     SEC USE ONLY

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    4     SOURCE OF       OO
          FUNDS:

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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e):                                            [_]
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    6     CITIZENSHIP OR PLACE OF              NEW JERSEY
          ORGANIZATION:

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   NUMBER OF      7   SOLE VOTING POWER:       NONE
     SHARES
                 ---------------------------------------------------------------
  BENEFICIALLY    8   SHARED VOTING POWER:     19,488,745*
    OWNED BY
                 ---------------------------------------------------------------
      EACH        9   SOLE DISPOSITIVE POWER:  NONE
   REPORTING
                 ---------------------------------------------------------------
  PERSON WITH     10  SHARED DISPOSITIVE       NONE
                      POWER:
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  19,488,745*

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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES:                                                       [_]

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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   28.5%

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   14     TYPE OF REPORTING PERSON:   CO

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* Beneficial ownership of 19,488,745 shares of Common Stock (defined below)
referred to herein is being reported hereunder because C. R. Bard, Inc. may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreement described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by C. R. Bard, Inc. that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

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Item 1.  Security and Issuer.

      The statement relates to the Common Stock, $0.02 par value (the "Common Stock"), of Specialized Health Products International, Inc., a Delaware corporation ("Issuer"). The principal executive office of the Issuer is located at 585 West 500 South, Bountiful, Utah 84010.


Item 2.  Identity and Background.

(a) This statement is filed by C. R. Bard, Inc., a New Jersey corporation (the "Reporting Person").

(b) The principal business office of the Reporting Person is 730 Central Avenue, Murray Hill, New Jersey 07974.

(c) The principal business of the Reporting Person is the development, manufacturing and marketing of medical products for hospitals and individual health care professionals in many countries around the world.

      The executive officers and directors of the Reporting Person as of March 19, 2008 (collectively, the "Related Persons") are set forth on Schedule A attached hereto, containing the following information with respect to each such person: (i) name; (ii) residence or business address; and (iii) present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted.

(d) During the last five years, neither the Reporting Person nor, to the Reporting Person's knowledge, any Related Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person nor, to the Reporting Person's knowledge, any Related Person has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a company incorporated in New Jersey and each Related Person is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.

      As more fully described in response to Items 4 and 5, the shares of Common Stock to which this Schedule 13D relates have not been purchased by the Reporting Person, and thus, no funds were used for such purpose.


Item 4.  Purpose of Transaction.

(a) - (b)
      Galen Partners III, L.P., Galen Partners International III, L.P., Galen Partners Employee Fund III, L.P., Jeffrey Soinski, Donald D. Solomon, Jann H. Solomon, Paul Evans, Evans Family Ltd Partnership, David A. Green and Rebecca Whitney (each, a "Stockholder" and, collectively, the "Stockholders") and the Reporting Person are parties to a Voting and Support Agreement, dated as of March 10, 2008 (the "Voting Agreement"), with respect to 19,488,745 shares of Common Stock (collectively, the "Subject Shares") held of record by the


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Stockholders. The Voting Agreement was entered into as a condition to the willingness of the Reporting Person to enter into an Agreement and Plan of Merger, dated as of March 10, 2008, (the "Merger Agreement"), by and among the Reporting Person, Pelican Acquisition Sub Co., a Delaware corporation and a wholly owned subsidiary of the Reporting Person ("Merger Sub"), and the Issuer. Pursuant to, and subject to the terms and condition contained in, the Merger Agreement, Merger Sub will merge with and into the Issuer (the "Merger") and the Issuer will continue as the surviving corporation (the "Surviving Corporation") and become a wholly owned subsidiary of the Reporting Person. The Merger is subject to a number of conditions, and there is no certainty that the Merger will be consummated.

      Pursuant to the Voting Agreement, at any meeting of the stockholders of the Issuer, and at any adjournment or postponement thereof, called to seek Stockholder Approval (as defined in the Merger Agreement) or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement is sought, each Stockholder agreed to, including by executing a written consent solicitation if requested by the Reporting Person, vote (or cause to be voted), in person or by proxy, the Subject Shares in favor of (i) granting the Stockholder Approval and (ii) any proposal to adjourn any meeting of the stockholders of the Issuer which the Reporting Person supports.

      The Stockholders have granted an irrevocable proxy to the Reporting Person, and any individual designated in writing by it, and each of them individually, to vote their Subject Shares or grant a consent or approval in respect of the Subject Shares in accordance with the immediately preceding paragraph.

      Except as set forth in Schedule B to the Voting Agreement, which is attached as Exhibit 2 hereto, the Stockholders also agreed not to (i) sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), or enter into any contract, option, agreement, understanding or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any of such Stockholders's Subject Shares to any person, (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any of such Stockholder's Subject Shares or (iii) commit or agree to take any of the foregoing actions. The name of each Stockholder and the number of Subject Shares beneficially owned by each Stockholder are set forth in Schedule A to the Voting Agreement.

      The Voting Agreement will terminate upon the earliest to occur of (i) the mutual consent of the parties thereto, (ii) the filing of a certificate of merger with the Secretary of State of Delaware pursuant to the Merger Agreement,
(iii) the termination of the Merger Agreement in accordance with its terms, and
(iv) any decrease in the merger consideration, change in the form of such consideration or any other change in the Merger Agreement that is material and adverse to any Stockholder.

      The descriptions of the Merger Agreement and the Voting Agreement contained herein are qualified in their entirety by reference to such agreements, which are filed as Exhibits 1 and 2 hereto, respectively, and incorporated by reference herein.


(c)   Not applicable.

(d) Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), the directors of Merger Sub immediately prior to the Effective Time shall become the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal in accordance with applicable law and the Surviving Corporation's certificate of incorporation and bylaws. The existing directors of Merger Sub are Jon E. Last, John H. Weiland, Todd C. Schermerhorn and Stephen J. Long. Pursuant to the Merger Agreement, at the Effective Time, the officers of the Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and


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shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. The existing officers of Merger Sub are Jon E. Last, President, John H. Weiland, Vice President, Todd
C. Schermerhorn, Vice President, Stephen J. Long, Vice President and Secretary, Scott T. Lowry, Treasurer, and Jean F. Miller, Assistant Secretary.

(e)   Not applicable.

(f)   Not applicable.

(g) Pursuant to the Merger Agreement, at the Effective Time, the Amended and Restated Certificate of Incorporation of Issuer (which is incorporated herein by reference), shall be amended to read in its entirety as set forth in Exhibit B of the Merger Agreement, and shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and the provisions of the Merger Agreement and applicable law. Pursuant to the Merger Agreement, at the Effective Time, the Amended and Restated Bylaws of Issuer (which is incorporated herein by reference), shall be amended to read in their entirety as set forth in Exhibit C of the Merger Agreement, and shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and the provisions of the Merger Agreement and applicable law.

(h) and (i)
      The Common Stock is traded in the over-the-counter market in what is commonly referred to as the "Electronic" or "OTC Bulletin Board" or the "OTCBB" under the trading symbol "SHPI." The Common Stock will be de-registered pursuant to Section 12(g)(4) of the Exchange Act and the trading of the Common Stock will cease on the OTC Bulletin Board, in each case at the Effective Time.

(j)   Not applicable.


Item 5.  Interest in Securities of the Issuer.

(a) - (b)
      As described in Item 4 above (which information is incorporated in response to this item), the Stockholders have granted an irrevocable proxy to the Related Person pursuant to the Voting Agreement. As a result of such grant, the Reporting Person may be deemed to be the beneficial owner of the Subject Shares for purposes of Rule 13d-3 under the Exchange Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Subject Shares referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. The Subject Shares constitute approximately 28.5% of the issued and outstanding shares of Common Stock as of March 10, 2008, based on the Issuer's representation in the Merger Agreement that there were 68,373,633 shares of Common Stock issued and outstanding as of March 10, 2008.

(c) Neither the Reporting Person nor, to the knowledge of the Related Person, any of the Related Persons has effected any transaction in the Common Stock during the past 60 days.

(d)   Not applicable.

(e)   Not applicable.





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

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Other than as described in Items 3, 4 and 5 above and the agreements incorporated herein by reference and set forth as exhibits hereto (all of which are incorporated by reference in this Item 6), neither the Reporting Person nor, to the knowledge of the Reporting Person, any Related Person is party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss.


Item 7.  Materials to be Filed as Exhibits.

      The following documents are filed as exhibits:

      Exhibit 1: Agreement and Plan of Merger, dated as of March 10, 2008, by and among Specialized Health Products International, Inc., Pelican Acquisition Sub Co., and the Reporting Person (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on March 10, 2008).

      Exhibit 2: Voting and Support Agreement, dated as of March 10, 2008, by and among the Reporting Person, Galen Partners III, L.P., Galen Partners International III, L.P., Galen Partners Employee Fund III, L.P., Jeffrey Soinski, Donald D. Solomon, Jann H. Solomon, Paul Evans, Evans Family Ltd Partnership, David A. Green and Rebecca Whitney.























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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    C. R. BARD, INC.



                                    By:     /s/  Stephen J. Long
                                         -------------------------------------
                                         Name:  Stephen J. Long
                                         Title: Vice President, General Counsel
                                                and Secretary




Date: March 19, 2008

























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                                   SCHEDULE A

           NAME, BUSINESS ADDRESS AND PRESENT PRINCIPAL OCCUPATION OR
              EMPLOYMENT OF THE DIRECTORS AND EXECUTIVE OFFICERS OF

                               C. R. BARD, INC.

DIRECTORS

NAME                 BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION OR
                                               EMPLOYMENT AND NAME AND PRINCIPAL
                                               ADDRESS OF CORPORATION FOR WHICH
                                               EMPLOYMENT IS CONDUCTED

Timothy M. Ring      C. R. Bard, Inc.          Chairman and Chief Executive
                     730 Central Avenue        Officer
                     Murray Hill, New Jersey   C. R. Bard, Inc.
                     07974                     730 Central Avenue
                                               Murray Hill, New Jersey 07974

Marc C. Breslawsky   c/o C. R. Bard, Inc.      Retired Chairman and Chief
                     730 Central Avenue        Executive Officer
                     Murray Hill, New Jersey   Imagistics International, Inc.
                     07974                     c/o C. R. Bard, Inc.
                                               730 Central Avenue
                                               Murray Hill, New Jersey 07974

T. Kevin Dunnigan    c/o C. R. Bard, Inc.      Retired Chairman
                     730 Central Avenue        Thomas & Betts Corporation
                     Murray Hill, New Jersey   c/o C. R. Bard, Inc.
                     07974                     730 Central Avenue
                                               Murray Hill, New Jersey 07974

Herbert L. Henkel    Ingersoll-Rand Company    Chairman, President and Chief
                     155 Chestnut Ridge Road   Executive Officer
                     Montvale, New Jersey      Ingersoll-Rand Company
                     07645                     155 Chestnut Ridge Road
                                               Montvale, New Jersey 07645

Theodore E. Martin   c/o C. R. Bard, Inc.      Retired President and Chief
                     730 Central Avenue        Executive Officer
                     Murray Hill, New Jersey   Barnes Group, Inc.
                     07974                     c/o C. R. Bard, Inc.
                                               730 Central Avenue
                                               Murray Hill, New Jersey 07974

Gail K. Naughton,    College of Business       Dean
Ph.D.                Administration            College of Business
                     San Diego State            Administration
                     University                San Diego State University
                     5500 Campanile Drive      5500 Campanile Drive
                     San Diego, California     San Diego, California 92182
                     92182




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                                   SCHEDULE A
                                   (CONTINUED)



NAME                 BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION OR
                                               EMPLOYMENT AND NAME AND PRINCIPAL
                                               ADDRESS OF CORPORATION FOR WHICH
                                               EMPLOYMENT IS CONDUCTED

Tommy G. Thompson    c/o C. R. Bard, Inc.      Former Secretary
                     730 Central Avenue        U.S. Department of Health and
                     Murray Hill, New Jersey   Human Services
                     07974                     c/o C. R. Bard, Inc.
                                               730 Central Avenue
                                               Murray Hill, New Jersey 07974

John H. Weiland      C. R. Bard, Inc.          President and Chief Operating
                     730 Central Avenue        Officer
                     Murray Hill, New Jersey   C. R. Bard, Inc.
                     07974                     730 Central Avenue
                                               Murray Hill, New Jersey 07974

Anthony Welters      United Health Group       Executive Vice President
                     P.O. Box 1459             United Health Group
                     Minneapolis, Minnesota    P.O. Box 1459
                     55440                     Minneapolis, Minnesota 55440

Tony L. White        Applera Corporation       Chairman, President and Chief
                     850 Lincoln Centre Drive  Executive Officer
                     Foster City, California   Applera Corporation
                     94404                     850 Lincoln Centre Drive
                                               Foster City, California 94404


EXECUTIVE OFFICERS

NAME                 BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION OR
                                               EMPLOYMENT AND NAME AND PRINCIPAL
                                               ADDRESS OF CORPORATION FOR WHICH
                                               EMPLOYMENT IS CONDUCTED

Timothy M. Ring      C. R. Bard, Inc.          Chairman & Chief Executive
                     730 Central Avenue         Officer
                     Murray Hill, New Jersey   C. R. Bard, Inc.
                     07974                     730 Central Avenue
                                               Murray Hill, New Jersey 07974

John H. Weiland      C. R. Bard, Inc.          President and Chief Operating
                     730 Central Avenue         Officer
                     Murray Hill, New Jersey   C. R. Bard, Inc.
                     07974                     730 Central Avenue
                                               Murray Hill, New Jersey 07974

Todd C.              C. R. Bard, Inc.          Senior Vice President and Chief
Shermerhorn          730 Central Avenue         Financial Officer
                     Murray Hill, New Jersey   C. R. Bard, Inc.
                     07974                     730 Central Avenue
                                               Murray Hill, New Jersey 07974


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                                   SCHEDULE A
                                   (CONTINUED)



NAME                 BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION OR
                                               EMPLOYMENT AND NAME AND PRINCIPAL
                                               ADDRESS OF CORPORATION FOR WHICH
                                               EMPLOYMENT IS CONDUCTED

Brian P. Kelly       C. R. Bard, Inc.          Group Vice President
                     730 Central Avenue        C. R. Bard, Inc.
                     Murray Hill, New Jersey   730 Central Avenue
                     07974                     Murray Hill, New Jersey 07974

Amy S. Paul          C. R. Bard, Inc.          Group Vice President
                     730 Central Avenue        C. R. Bard, Inc.
                     Murray Hill, New Jersey   730 Central Avenue
                     07974                     Murray Hill, New Jersey 07974

James L. Natale      C. R. Bard, Inc.          Senior Vice President and
                     730 Central Avenue        President, Corporate Health
                     Murray Hill, New Jersey   Services
                     07974                     C. R. Bard, Inc.
                                               730 Central Avenue
                                               Murray Hill, New Jersey 07974

John A. DeFord,      C. R. Bard, Inc.          Senior Vice President, Science,
Ph.D.                730 Central Avenue        Technology and Clinical Affairs
                     Murray Hill, New Jersey   C. R. Bard, Inc.
                     07974                     730 Central Avenue
                                               Murray Hill, New Jersey 07974

James M. Howard      C. R. Bard, Inc.          Vice President, Regulatory
                     730 Central Avenue         Sciences
                     Murray Hill, New Jersey   C. R. Bard, Inc.
                     07974                     730 Central Avenue
                                               Murray Hill, New Jersey 07974

Frank Lupisella,     C. R. Bard, Inc.          Vice President and Controller
Jr.                  730 Central Avenue        C. R. Bard, Inc.
                     Murray Hill, New Jersey   730 Central Avenue
                     07974                     Murray Hill, New Jersey 07974


Bronwen K. Kelly     C. R. Bard, Inc.          Vice President, Human Resources
                     730 Central Avenue        C. R. Bard, Inc.
                     Murray Hill, New Jersey   730 Central Avenue
                     07974                     Murray Hill, New Jersey 07974



Stephen J. Long      C. R. Bard, Inc.          Vice President, General Counsel
                     730 Central Avenue        and Secretary
                     Murray Hill, New Jersey   C. R. Bard, Inc.
                     07974                     730 Central Avenue
                                               Murray Hill, New Jersey 07974


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